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                                                                  EXHIBIT (d)(3)

8/11/04

                     AMERICAN GENERAL LIFE INSURANCE COMPANY

                         MONTHLY GUARANTEE PREMIUM RIDER
           Guarantee Period: To the Policy Anniversary Nearest Age 100

This rider has been issued and made a part of the policy to which it is attached.

Age 100 Monthly Guarantee Premium (MGP). (Only applicable if Death Benefit Option 1 or 2 is in effect). The Age 100 MGP for the Initial Specified Amount and any benefit riders in force on the Date of Issue is shown on the Policy Schedule. The Age 100 Guarantee Period begins on the Date of Issue of the policy to which this rider is attached, and continues to the policy anniversary nearest the Insured's age 100. The policy to which this rider is attached will not terminate on a Monthly Deduction Day during the Age 100 Guarantee Period if, on such Monthly Deduction Day, the sum of premiums paid equals or exceeds:

1. The sum of the Age 100 MGPs from the Date of Issue, including the current month; plus
2. Any partial surrenders and any increase in the loan amount since the start of the period.

If the Age 100 MGP Requirements Are Not Met on a Monthly Deduction Day prior to the Fifth Policy Anniversary, guarantees under this rider will not be in effect. This will not terminate the rider. Guarantees under this rider will return upon payment of all past due MGPs which were due during the first five policy years.

If the Age 100 MGP Requirements Are Not Met on a Monthly Deduction Day on or after the Fifth Policy Anniversary, the guarantee will remain in force during the 61-day period that follows. This 61-day period is called the Age 100 MGP Grace Period. If the amount required to keep the guarantee in force is not paid by the end of the Age 100 MGP Grace Period, this rider will terminate and cannot be reinstated. We will:

1. Give You at least 31 days notice prior to the end of the Age 100 MGP Grace Period that the rider is in the Age 100 MGP Grace Period. Such 31 days prior notice will be sent to You at Your last known address, and to the assignee of record, if any; and

2. Advise You of the amount of premium required to prevent this rider from terminating.

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If the Policy has an Additional Rider Designed to Prevent Lapsing. Before
allowing the policy to lapse, We will review the terms of any other riders attached to the policy that would prevent lapsing.

Changes. While this rider is in force, the Age 100 MGP will be recalculated if:

1.   The Specified Amount is increased or decreased;
2.   A benefit rider is increased, decreased, added or removed;
3.   There is a change in Premium Class; or
4. There is a change in the Death Benefit Option. (A change from Option 1 to Option 2, or a change from Option 2 to Option 1. This rider is not available with Death Benefit Option 3).

These changes will not affect the Age 100 Guarantee Period then in effect, if any.

Rider Cost. The monthly cost for this rider will be calculated on each Monthly Deduction Day beginning in the sixth policy year. The cost will be based on gender (if the policy is issued on a sex distinct basis), premium class, issue age, policy year, and the amount of Base or Supplemental Coverage. Costs for this rider are deducted monthly starting in the sixth policy year based on the policy's Net Amount at Risk. Guaranteed costs are shown on the following page. We may use monthly costs that are lower than the guaranteed costs.

Reinstatement. This rider cannot be reinstated once it has been terminated.

Rider Termination. This rider will terminate on the earliest of the following:

1.   Termination of the policy to which this rider is attached;
2. Failure to pay the required Age 100 MGPs before the end of the Age 100 MGP Grace Period;
3.   A change of the Death Benefit Option to Option 3.
4.   Expiry of the Age 100 Guarantee Period; and
5. At the end of the policy month in which We receive Your Written request for termination of this rider.

Consideration. The consideration for this rider is the application for the base policy and this rider, and payment of the first premium for the base policy.

Policy Provisions Applicable. This rider is subject to the provisions of the policy to which it is attached except as provided in this rider.

The effective date of this rider is the Date of Issue of the policy.

                                        President

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